Exhibit 99.6

Form 51 – 102F3

Material Change Report

1.	Name and Address of Company

TFI International Inc.

8801 Trans-Canada Hwy

Suite 500

Saint-Laurent, Québec H4S 1Z6

2.	Date of Material Change

July 26, 2021.

3.	News Release

TFI International Inc. (“TFI International”) issued a news release with respect to the material change described below on July 26, 2021 via Globe Newswire.

4.	Summary of Material Change

TFI International announced that during the second quarter of 2021, the operating income from the US LTL operating segment, which is comprised almost exclusively of the TForce Freight operations, was $170.8 million, which included a bargain purchase gain of $122.9 million. The adjusted operating ratio, a non-IFRS measure, was 90.1% compared to an expected adjusted operating ratio of 96-97% for the US LTL operating segment.

5.	Full Description of Material Change
5.1.	Full Description of Material Change

TFI International announced that during the second quarter of 2021, the operating income from the US LTL operating segment, which is comprised almost exclusively of the TForce Freight operations, was $170.8 million, which included a bargain purchase gain of $122.9 million. The adjusted operating ratio, a non-IFRS measure, was 90.1% compared to an expected adjusted operating ratio of 96-97% for the US LTL operating segment. Adjusted operating ratio does not have a directly comparable measure under IFRS. Although adjusted operating ratio is not a recognized financial measure, it is a widely recognized measure in the transportation industry, which TFI International believes provides a comparable benchmark for evaluating its performance. TFI International calculates adjusted operating ratio as operating expenses from continuing operations before gain on sale of business, bargain purchase gain, and gain or loss on sale of land and buildings, assets held for sale, and intangible assets, net of fuel surcharge revenue, divided by revenue before fuel surcharge.

The reconciliation for the adjusted operating ratio for the three months ended June 30, 2021 is as follows:

(in millions of U.S. dollars)	Three months ended June 30
2021
U.S. based LTL
Operating expenses*	378.5
Gain (loss) on sale of land and buildings and assets held for sale	-
Bargain purchase gain	122.9
Adjusted operating expenses	501.4
Fuel surcharge revenue	(67.6)
Adjusted operating expenses, net of fuel surcharge	433.8
Revenue before fuel surcharge	481.7
Adjusted operating ratio	90.1%

* Operating expenses exclude intra LTL eliminations.

5.2.	Disclosure for Restructuring Transactions

Not applicable.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Alain Bédard, Chairman, President and Chief Executive Officer of TFI International. Mr. Bédard can be reached at (647) 729 4079.

9.	Date of Report

July 26, 2021.